Exhibit 99.1

IAMGOLD's Pre-Feasibility Study for the Boto Gold Project Demonstrates Potential Low-Cost, Long-Life Operation

All amounts are in US dollars, unless otherwise indicated.

TORONTO, Feb. 12, 2018 /CNW/ - IAMGOLD Corporation ("IAMGOLD" or the "Company") today announced positive results from a Pre-feasibility Study ("PFS") for its Boto Gold Project (Project) in Senegal, West Africa. The results, which outline an economically viable project, justify the commencement of a Feasibility Study to further optimize the project development design and improve project economics.

PRE-FEASIBILITY HIGHLIGHTS

•	Indicated Resources of 1.9 million ounces grading 1.60 g/t Au
•	Proven and Probable Reserves of 1.4 million ounces grading 1.64 g/t Au
•	Mine Life of 13.5 years with mill throughput of 2.0 million tonnes per annum
•	Life of Mine (LOM) average annual production of nearly 100,000 oz, with higher production in the early years of operation
•	LOM direct cash costs of $707/oz and all-in sustaining costs of $829/oz
•	At $1,275/oz gold price, after-tax Internal Rate of Return of 13.3% and a Net Present Value of $104 million (6% discount rate)
•	Initial capital expenditures of $249 million

Steve Letwin, President and CEO of IAMGOLD, said "Boto lies on a mineralized trend that is host to several significant producing gold mines. The team has worked exceptionally hard to advance this project from the initial discovery to a potential development project with a long life and attractive all-in sustaining costs.  It is important to understand that this is a work in progress, and although still short of our investment criteria typical for West Africa, the project provides excellent optionality at higher gold prices.  We are continuing to aggressively optimize the project design to improve the overall economics.  Importantly, the feasibility study currently underway and due for completion in the second half of 2018 uses a 25% higher mill throughput as the base case, which will accordingly increase annual gold production and has the potential for improved project returns. We continue to aggressively explore priority targets to enhance the total resource inventory, which would generate a positive impact on project economics and mine life."

The PFS was completed jointly by IAMGOLD and Lycopodium Minerals Canada Ltd., with inputs from technical studies completed by other consultants and has an effective date of December 31, 2017. The PFS represents a comprehensive study of the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method has been established and an effective method of mineral processing has been determined.  IAMGOLD is using the PFS to identify the preferred development option to demonstrate economic viability of the Project, to support Mineral Reserve disclosure, and to identify additional work recommended to support the completion of a feasibility study. Technical studies to support the completion of the feasibility study have commenced, with the study scheduled for completion in the second half of 2018.

A technical report summarizing the PFS will be filed on SEDAR within 45 days of the date of this news release.

PFS HIGHLIGHTS

Project Economics and Key Parameters

Mining Capacity	18.0 Mtpa
Milling Capacity	2.0 Mtpa
LOM Average Annual Gold Production	95,000 oz.
LOM Average Recovery Rate	89.3%
Mine Life	13.5 years
LOM Average Direct Cash Costs	$707/oz
LOM Average AISC	$829/oz
Average Grade	1.64 g/t Au
Average LOM Strip Ratio	6.5:1
Estimated Initial Capital Expenditure (millions)	$249
Gold Price Assumption used in financial analysis	$1,275/oz
After-tax NPV (6%) (millions)	$104
After-tax IRR	13.3%
Payback Period	6.0 years

USD Currency used with exchange rate of: CAD$ = US$0.7692

MINERAL RESOURCES

The Mineral Resource estimate used as the basis for the study is summarized below.

Mineral Resources – December 31, 2017
Classification	Tonnes (000)	Grade (g/t Au)	Contained Ounces (000)
Indicated	37 408	1.60	1,922
Inferred	10 981	1.66	594

Notes:
1.	CIM Definition Standards were followed for classification of Mineral Resources.
2.	Mineral Resources reported at a cut-off grade of 0.42 g/t Au for oxide and 0.54 g/t Au for fresh material.
3.	Mineral Resources are constrained within a pit shell estimated using long-term gold price of $1,500 per ounce, and a US$/C$ exchange rate of 1:1.30.
4.	Mineral Resources are inclusive of Reserves quoted below.

MINERAL RESERVES

The tonnes, grades, and classification of the Mineral Reserves captured within the PFS mine plan are summarized below.

Mineral Reserve – December 31, 2017
Classification	Tonnes (000)	Grade (g/t Au)	Contained Ounces (000)
Proven	-	-	-
Probable	26,841	1.64	1,415
Proven & Probable	26,841	1.64	1,415

Waste within Designed Pit	175,700
Total Tonnage within Designed Pit	202,500

Notes:
1.	Reserves estimated assuming open pit mining methods
2.	Reserves are based on a gold price of $1,200/oz
3.	Fixed process recovery of 89.3%
4.	Mining costs ($/t processed): $15.00/t. Processing costs: $14.76/t. G&A (Include refining cost): $3.55.

MINING AND PROCESSING

The PFS study has identified the preferred development option to be a conventional truck and shovel open pit mining operation, and has determined an effective method of mineral processing to be a processing circuit incorporating primary crushing, grinding, gravity concentration and cyanide leaching, followed by gold recovery using carbon-in-pulp, stripping and electrowinning.

Open pit mining includes approximately 15 Mt of stripping and preproduction mining during a two year pre-production period followed by 13.5 years of production mining along with stockpile reclaim in the final years of the operation.  Maximum mining rate is 18 Mt per annum.  The average grade is 1.64 g/t Au and the LOM stripping ratio is 6.5:1.

FUTURE WORK

The PFS recommended the completion of a feasibility study to validate and detail the elements of the development concept set out in the PFS, and which would include additional drilling, engineering studies and environmental studies, including hydrological, hydrogeological and geotechnical analyses. The recommended feasibility study work has already been initiated and is expected to be completed in the second half of 2018, using a base case processing rate of 2.5 Mtpa versus the 2.0 Mtpa used for the prefeasibility study. In addition to the feasibility study, we continue to conduct exploration activities on the Boto exploration concession to evaluate high priority targets on trend for additional mineral resources.

QUALIFIED PERSONS

The 2017 Boto Gold PFS was prepared by IAMGOLD and Lycopodium Minerals Canada Ltd. and incorporates the work of IAMGOLD and Lycopodium Qualified Persons (QPs) (as defined under National Instrument 43-101). Lycopodium Qualified Persons are independent of IAMGOLD and have reviewed and approved this news release.  IAMGOLD Qualified Persons are not independent of IAMGOLD and have reviewed and approved this news release. The affiliation and areas of responsibility for each Qualified Person involved in preparing the 2017 Boto PFS, upon which the technical report will be based, are:

Lycopodium QPs

•	N. Lincoln, P. Eng., Project infrastructures, permitting, investment and operational costs and economical model
•	R. Willis, P. Eng., Metallurgical testing and mineral processing
•	W. Muir P. Eng. (Knight Piésold Ltd.), Tailings and water management
•	G. Zurowski, P. Eng. (AGP Mining Consultants), Mine design, capital and operating costs, reserve estimate

IAMGOLD QPs

•	V. Blanchet, P.Eng., Data verification, and mineral resource estimate
•	H. Fisette, P.Eng., Site description, historical setting, drilling, sample preparation and analysis and security, data verification, and mineral resource estimate

The information in this news release was reviewed and approved by Craig MacDougall, P.Geo., Senior Vice President, Exploration for IAMGOLD. Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.

Forward-Looking Information

All Mineral Reserve and Mineral Resources estimates reported by the Company were estimated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards (May 10, 2014). These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to:

(i) the estimated amount and grade of Mineral Resources and Mineral Reserves;

(ii) the PFS representing a viable development option for the Project;

(iii) estimates of the capital costs of constructing mine facilities and bringing a mine into production, of sustaining capital and the duration of financing payback periods;

(iv) the estimated amount of future production, both produced and metal recovered; and,

(v) estimates of operating costs and total costs, net cash flow, net present value and economic returns from an operating mine.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "envisages", "assumes", "intends", "strategy", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on IAMGOLD's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. The most significant assumptions are set forth above, but generally these assumptions include:

(i) the presence of and continuity of metals at the Boto Gold Project at estimated grades;

(ii) the geotechnical and metallurgical characteristics of rock conforming to sampled results; including the quantities of water and the quality of the water that must be diverted or treated during mining operations;

(iii) the capacities and durability of various machinery and equipment;

(iv) the availability of personnel, machinery and equipment at estimated prices and within the estimated delivery times;

(v) currency exchange rates;

(vi) metals sales prices and exchange rate assumed;

(vii) appropriate discount rates applied to the cash flows in the economic analysis;

(viii) tax rates and royalty rates applicable to the proposed mining operation;

(ix) the availability of acceptable financing under assumed structure and costs;

* anticipated mining losses and dilution;

(xi) metallurgical performance;

(xii) reasonable contingency requirements;

(xiii) success in realizing proposed operations;

(xiv) receipt of permits and other regulatory approvals on acceptable terms; and

(xv) the fulfillment of environmental assessment commitments and arrangements with local communities.

Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur as forecast, but specifically include, without limitation: risks relating to variations in the mineral content within the material identified as Mineral Resources and Mineral Reserves from that predicted; variations in rates of recovery and extraction; the geotechnical characteristics of the rock mined or through which infrastructure is built differing from that predicted, the quantity of water that will need to be diverted or treated during mining operations being different from what is expected to be encountered during mining operations or post closure, or the rate of flow of the water being different; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals; delays in stakeholder negotiations; changes in regulations applying to the development, operation, and closure of mining operations from what currently exists; the effects of competition in the markets in which IAMGOLD operates; operational and infrastructure risks and the additional risks described in IAMGOLD's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com ) for the year ended December 31, 2016 and in the Corporation's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at https://www.sec.gov/edgar/searchedgar/companysearch.html. IAMGOLD cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to IAMGOLD, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. IAMGOLD does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by IAMGOLD or on our behalf, except as required by law.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Ken Chernin, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743  Mobile: (416) 388-6883

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Toll-free: 1-888-464-9999  info@iamgold.com

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/accueil/default.aspx.

SOURCE IAMGOLD Corporation

View original content: http://www.newswire.ca/en/releases/archive/February2018/12/c7646.html

%CIK: 0001203464

CO: IAMGOLD Corporation

CNW 17:23e 12-FEB-18